04 MAR -9 AM 7:21

NETWORK ONE HOLDINGS CORP.

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 AND 2002

(UNAUDITED)

SUPPL

NAME OF ISSUER: **NETWORK ONE HOLDINGS CORP.**

ISSUER ADDRESS: **SUITE 606 – 470 GRANVILLE STREET**
VANCOUVER, B.C. V6C 1V5

ISSUER PHONE NUMBER: **(604) 682-0949**

ISSUER FAX NUMBER: **(604) 681-0907**

04010371

CONTACT PERSON: **EDDY CHENG**

CONTACT'S POSITION: **PRESIDENT**

CONTACT TELEPHONE NUMBER: **(604) 649-8168**

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

APPROVED BY THE BOARD OF DIRECTORS:

EDDY WAI CHIU CHENG	**"EDDY WAI CHIU CHENG"**	**(04/02/27)**
NAME OF DIRECTOR	***SIGNATURE***	**DATE SIGNED (YY/MM/DD)**
SUKHDEV BASSI	**"SUKHDEV BASSI"**	**(04/02/27)**
NAME OF DIRECTOR	***SIGNATURE***	**DATE SIGNED (YY/MM/DD)**

NETWORK ONE HOLDINGS CORP.
BALANCE SHEETS
AS AT
(UNAUDITED)

		December 31, 2003		March 31, 2003
ASSETS				
CURRENT				
Cash	$	**1,367**	$	787
Accounts receivable		**121**		172
	$	**1,488**	$	959
LIABILITIES				
CURRENT				
Accounts payable	$	**56,359**	$	45,235
Short-term loans *(Note 3)*		**11,000**		11,000
		67,359		56,235
LOANS *(Note 3)*		**488,313**		479,263
		555,672		535,498
SHAREHOLDERS' DEFICIENCY				
SHARE CAPITAL				
Authorized: 100,000,000 common shares without par value				
Issued: 4,033,517 common shares		**1,639,566**		1,639,566
DEFICIT		**(2,193,750)**		(2,174,105)
		(554,184)		(534,539)
	$	**1,488**	$	959

APPROVED BY THE DIRECTORS:

"Eddy Cheng" Director "Sukhdev Bassi" Director

See accompanying notes

NETWORK ONE HOLDINGS CORP.
STATEMENTS OF LOSS AND DEFICIT
FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
(UNAUDITED)

	Three months ended Dec. 31, 2003	Three months ended Dec. 31, 2002	**Nine months ended Dec. 31, 2003**	Nine months ended Dec. 31, 2002
REVENUE				
Consulting fees	$ **-**	$ -	$ **-**	$ 20,000
EXPENSES				
Investor and shareholder relations	**-**	25	**992**	1,893
Management fees *(Note 2)*	**3,000**	3,000	**9,000**	9,000
Office and general	**46**	19	**555**	623
Professional fees	**-**	1,325	**3,838**	3,550
Transfer agent and regulatory fees	**1,736**	677	**5,260**	3,417
	4,782	5,046	**19,645**	18,483
NET INCOME (LOSS) FOR THE PERIOD	**(4,782)**	(5,046)	**(19,645)**	1,517
DEFICIT, BEGINNING OF PERIOD	**(2,188,968)**	(2,187,615)	**(2,174,105)**	(2,194,178)
DEFICIT, END OF PERIOD	$ **(2,193,750)**	$ (2,192,661)	$ **(2,193,750)**	$ (2,192,661)
INCOME (LOSS) PER COMMON SHARE	$ **(0.001)**	$ (0.001)	$ **(0.005)**	$ 0.000

See accompanying notes

NETWORK ONE HOLDINGS CORP.
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
(UNAUDITED)

	Three months ended Dec. 31, 2003	Three months ended Dec. 31, 2002	Nine months ended Dec. 31, 2003	Nine months ended Dec. 31, 2002
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ **(4,782)**	$ (5,046)	$ **(19,645)**	$ 1,517
Changes in non-cash working capital:				
(Increase) decrease in accounts receivable	**526**	260	**51**	79,935
Increase (decrease) in accounts payable	**4,893**	3,724	**11,124**	(7,904)
	637	(1,062)	**(8,470)**	73,548
FINANCING ACTIVITIES				
Directors' loans – advances (repayment)	**-**	-	**9,050**	(73,500)
INCREASE (DECREASE) IN CASH	**637**	(1,062)	**580**	48
CASH, BEGINNING OF PERIOD	**730**	1,643	**787**	533
CASH, END OF PERIOD	$ **1,367**	$ 581	$ **1,367**	$ 581

See accompanying notes

NETWORK ONE HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 AND 2002
(UNAUDITED)

1. ACCOUNTING POLICIES

a) These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and follow the same accounting policies and methods of application as per the March 31, 2003 annual financial statements. These interim financial statements do not contain all the information that is presented in annual financial statements. They should be read in conjunction with the most recent annual financial statements of the Company, prepared as of March 31, 2003.

b) Income (loss) per share

Income (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding during the period. The effect of potential issues of shares under warrant or share option arrangements is anti-dilutive.

c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. RELATED PARTY TRANSACTIONS

During the periods ended December 31, 2003 and 2002, the Company accrued management fees payable to its President of $9,000.

3. LOANS

The loans are without interest or stated terms of repayment and are unsecured. Of these loans, $226,160 (March 31, 2003: $217,110) is payable to a director. The loans have been classified as non-current liabilities, as part of any restructuring of the Company's affairs would involve management's intention to settle these loans by issuance of shares of the Company.

4. CONTINUANCE OF OPERATIONS

These financial statements are prepared on a going-concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

As at December 31 and March 31, 2003, the Company had a deficit of $2,193,750 and $2,174,105 respectively. The ability of the Company to continue operating as a going concern is dependent upon, among other things, obtaining additional long-term financing and upon future profitable operations.

5. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

As at December 31 and March 31, 2003, the fair value of cash, accounts receivable, accounts payable and short-term loans approximates carrying value because of the short-term maturity of these instruments.